EXHIBIT 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary and Affiliate Companies

(Unaudited)

Millions of Dollars, Except Ratios	Three Months Ended June 30,
	2004	2003
Earnings:
Net income	$165	$295
Equity earnings net of distributions	(11)	(16)

Total earnings	154	279

Income taxes	82	181

Fixed charges:
Interest expense including amortization of debt discount	123	124
Portion of rentals representing an interest factor	48	67

Total fixed charges	171	191

Earnings available for fixed charges	$407	$651

Ratio of earnings to fixed charges	2.4	3.4

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